UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-83780

SRA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

4300 Fair Lakes Court Fairfax, VA 22033 (703) 803-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.00% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

*In 2012, SRA International, Inc. (the “Company”) registered the 11.00% Senior Notes due 2019 (the “Notes”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning July 1, 2012, because the Notes were held of record by less than 300 persons as of that date. The Company continued to file on a voluntary basis. On November 30, 2015, the Company redeemed all the Notes. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, SRA International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2015	SRA INTERNATIONAL, INC.

	By:	/s/ David F. Keffer
	Name:	David F. Keffer
	Title:	Executive Vice President and Chief Financial Officer